Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
	2015	2014	2013	2012	2011
Income from continuing operations before income taxes	$491.9	$457.9	$371.8	$290.4	$244.3
Less undistributed earnings of equity method investments	(39.3)	(40.8)	(30.7)	(27.6)	(25.5)
Plus distributed earnings of equity method investments	16.1	15.5	10.8	23.6	9.2
Plus amortization of capitalized interest	0.8	0.8	0.8	0.8	0.8
Income from continuing operations before undistributed earnings of equity method investments, amortization of capitalized interest, and taxes	$469.5	$433.4	$352.7	$287.2	$228.8
Plus:
Fixed charges:
Other interest expense (includes amortization of deferred financing costs)	$69.4	$52.8	$45.3	$46.1	$44.0
Debt discount amortization	—	—	—	—	1.7
Floor plan interest expense	44.5	46.5	43.5	38.3	26.9
Capitalized interest	0.8	0.8	0.7	0.6	0.7
Interest factor in rental expense	66.6	63.1	57.3	55.7	53.4
Total fixed charges	$181.3	$163.2	$146.8	$140.7	$126.7
Less:
Capitalized interest	$0.8	$0.8	$0.7	$0.6	$0.7
Earnings	$650.0	$595.8	$498.8	$427.3	$354.8
Ratio of earnings to fixed charges	3.6	3.7	3.4	3.0	2.8